77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of BlackRock International Value V.I. Fund held on July 22, 2011 the results were as follows:

Proposal 1.

           1: To approve a change in the investment objective of the Fund to “long-term capital growth,” and make the investment objective a non-fundamental policy of the Fund.

With respect to Proposal 1, the shares of the Fund were voted as follows:

For                                         Against                                                       Abstain
15,313,177.441                                                       1,964,947.478                                                       700,351.689